UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): March 17, 2011

First Midwest Bancorp, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**0-10967**	**36-3161078**
(State or other jurisdiction	(Commission	(IRS Employer
of Incorporation)	File Number)	Identification No.)

One Pierce Place, Suite 1500, Itasca, Illinois, 60143
(Address of principal executive offices)   (Zip Code)

(630) 875-7450
(Registrant's telephone number, including area code)

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4 (c))

5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On March 17, 2011 the Board of Directors ("Board") of First Midwest Bancorp, Inc. (the "Company") appointed Peter J. Henseler (52) as a director of the Company, to hold office until the Company's next annual meeting of stockholders in May 2011, when he is expected to be nominated for election to serve a three-year term. At the time of his appointment, Mr. Henseler was not appointed to any committee of the Board.

Mr. Henseler is the President and a director of RC2 Corporation. He has been with RC2 since 1996, serving as President since 2002 and Executive Vice President of Sales and Marketing from 1999 to 2002. Prior to joining RC2, Mr. Henseler held marketing positions at McDonald's Corporation and Hasbro, Inc. Through his professional accomplishments, Mr. Henseler brings important marketing and business experience to the Board. He will be subject to the Company's standard compensation policies and practices for non-employee directors, which are disclosed in the Company's proxy statement.

The Company's Nominating and Corporate Governance Committee recommended and nominated Mr. Henseler as a director candidate to the Board. The Board has concluded that Mr. Henseler is "independent" under the rules of The Nasdaq Stock Market. A press release announcing the appointment of Mr. Henseler to serve on the Board is attached hereto as Exhibit 99.1.

Financial Statements and Exhibits.

99.1 First Midwest Bancorp, Inc. Press Release dated March 22, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

FIRST MIDWEST BANCORP, INC.
(Registrant)

Date: March 22, 2011

/s/ Cynthia A. Lance
By: Cynthia A. Lance
Title: Executive Vice President
and Corporate Secretary

Exhibit 99.1



First Midwest Bancorp, Inc.

®

News Release
First Midwest Bancorp, Inc.
One Pierce Place, Suite 1500
Itasca, Illinois 60143
(630) 875-7450

FOR IMMEDIATE RELEASE

CONTACT: Cynthia A. Lance
Executive Vice President and Corporate Secretary
(630) 875-7345
www.firstmidwest.com

TRADED: NASDAQ Global Select Market
SYMBOL: FMBI

FIRST MIDWEST BANCORP, INC.
WELCOMES NEW DIRECTOR

ITASCA, IL., March 22, 2011 – First Midwest Bancorp, Inc. (the "Company" or "First Midwest") **(NASDAQ NGS: FMBI)** , the holding company of First Midwest Bank, announced today the appointment to its Board of Directors of Peter J. Henseler, the President of RC2 Corporation, a leading designer, producer and marketer of innovative, high-quality toys, collectibles, and infant products.

"We are very pleased to have Peter Henseler join our outstanding Board of Directors," said Michael L. Scudder, President and Chief Executive Officer of First Midwest. "Pete brings important sales, marketing and operational experience to our Board and we look forward to his future contributions to First Midwest."

Mr. Henseler has been with RC2 since 1996, serving as President since 2002 and Executive Vice President of Sales and Marketing from 1999 to 2002. Prior to joining RC2, Mr. Henseler held marketing positions at McDonald's Corporation and Hasbro, Inc.

First Midwest is the premier relationship-based banking franchise in the growing Chicagoland banking market. As one of the Chicago metropolitan area's largest independent bank holding companies, First Midwest provides the full range of both business and retail banking and trust and investment management services through some 100 offices located in 64 communities, primarily in metropolitan Chicago. First Midwest was recently recognized by the Chicago Tribune as one of the top 20 best places to work in Chicago among large employers.